SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of March, 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of March, 2004.

List of Exhibits:

1.	Press release regarding a Letter to Shareholders of BioProgress PLC.

BioProgress PLC
18 March 2004

Press Release	18 March 2004

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Letter to Shareholders

BioProgress plc today issued its 2003 Report and Accounts and enclosed also a letter to its Shareholders, the text of which follows.

‘Please find enclosed your Company’s annual report for the period ended 31st December 2003. Some of the highlights have been captured on the CD-ROM which comes with (but does not form part of) the accounts. I hope you enjoy watching it.

‘This is our maiden set of published accounts since our highly successful listing on the LSE AIM market. Mentioned in the report are two significant post 2003 events. The first was the signing of the global licensing agreement for our NROBE(R) technology with the FMC BioPolymer which we expect to be worth a minimum of US$160 million to BioProgress in revenues during the first six years and which runs for a total of nineteen years to 2023.

‘The second event was the signing of the agreement with the un-named US pharmaceutical company to license exclusively our TABWRAP(R) technology in a particular market sector. I would like to take this opportunity to give Shareholders a better understanding of the importance to the Company of this licensing agreement, as some Shareholders may consider that an initial payment of US$900,000 and anticipated royalty revenues of only US$1 to 1.5 million in 2005 may seem small by comparison with the revenues previously indicated for the FMC licensing agreement.

‘One of the key issues to bear in mind is the significance of my statement in the announcement of the TABWRAP(R) agreement that the TABWRAP(R) licensee was influential in the industry and that the US annual OTC medicines and vitamin mineral supplement market according to independent monitors was valued at US$10.8 billion. Figures for the full year 2003 show it has grown to US$11.1 billion.

‘Our US TABWRAP(R) licensee is influential because according to IRI, an independent research monitor, it currently has in excess of 13% of total sales by value of the US $11.1 billion annual market across a broad range of product categories. The BioProgress TABWRAP(R) royalties are based on a percentage of the licensee’s gross product sales and, as there are only modest administrative costs attached, these royalties are almost entirely profit for BioProgress.

‘The forecast of US$1 to 1.5 million royalties by 2005 represents an adoption of the TABWRAP(R) technology by the licensee initially in around 5% of its current product portfolio. We expect the licensee to progressively adopt TABWRAP(R) across a number of its products and to use it for several new products. As a result of this I expect the BioProgress royalty stream from this agreement to grow significantly in the next five years.’

- Ends -

For further information:
BioProgress plc
Graham Hind, Chief Executive	Tel: +44 (0) 1354 655 674
grahamhind@bioprogress.com

www.bioprogress.com

Media enquiries:
Bankside
Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7444 4140
henry.ht@bankside.com

www.bankside.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: March 19, 2003	Elizabeth Edwards
Chief Financial Officer